Exhibit 5.1

Todd Brink Interim General Counsel and Chief Legal Officer	7001 Mt. Rushmore Road Rapid City, SD 57702

October 2, 2025

Black Hills Corporation

7001 Mount Rushmore Road

Rapid City, South Dakota 57702

Ladies and Gentlemen:

I am Interim General Counsel and Chief Legal Officer of Black Hills Corporation, a South Dakota corporation (the “Company”), and I have acted as counsel for the Company in connection with the Prospectus Supplement dated September 25, 2025 (the “Prospectus Supplement”) to the Prospectus dated June 16, 2023 (the “Prospectus”) relating to the offer and sale by the Company of $450,000,000 aggregate principal amount of its 4.550% Senior Notes due 2031 (the “Notes”) under the Registration Statement on Form S-3 (File No. 333-272739) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”).

The Notes are to be issued under an indenture dated as of May 21, 2003, between the Company and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as Trustee (the “Base Indenture”), as supplemented by a first supplemental indenture dated as of May 21, 2003, a second supplemental indenture dated as of May 14, 2009, a third supplemental indenture dated as of July 16, 2010, a fourth supplemental indenture dated as of November 19, 2013, a fifth supplemental indenture dated as of January 13, 2016, a sixth supplemental indenture dated as of August 19, 2016, a seventh supplemental indenture dated as of August 17, 2018, an eighth supplemental indenture dated as of October 3, 2019, a ninth supplemental indenture dated as of June 17, 2020, a tenth supplemental indenture dated as of August 26, 2021, an eleventh supplemental indenture dated as of March 7, 2023, a twelfth supplemental indenture dated as of September 15, 2023, a thirteenth supplemental indenture dated as of May 16, 2024 and a fourteenth supplemental indenture dated as of the date hereof (the “Supplemental Indenture” and, the Base Indenture as supplemented by such first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh, twelfth and thirteenth supplemental indentures and the Supplemental Indenture, the “Indenture”) and sold pursuant to the Underwriting Agreement dated September 25, 2025 (the “Underwriting Agreement”) between the Company and the Underwriters named therein (the “Underwriters”). The Base Indenture, the Supplemental Indenture and the Underwriting Agreement are sometimes referred to herein collectively as the “Transaction Documents.”

Black Hills Corporation

October 2, 2025

I have examined or am otherwise familiar with the Registration Statement, the Transaction Documents, the executed copy of the global note evidencing the Notes, the Restated Articles of Incorporation of the Company, as amended, and the Amended and Restated Bylaws of the Company and such other documents, records and instruments as I have deemed necessary or appropriate for the purposes of the opinions set forth herein.

Based upon and subject to the foregoing and the qualifications set forth in Annex I attached hereto, I am of the opinion that:

(1)            The Company is validly existing as a corporation and is in good standing under the laws of the State of South Dakota and has the corporate power to execute and deliver the Notes and to perform its obligations thereunder.

(2)            The Notes have been duly authorized and executed by the Company and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters pursuant to the terms of the Underwriting Agreement, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, voidable transactions, fraudulent conveyance, fraudulent transfer, reorganization, moratorium, assignment for the benefit of creditors and similar laws relating to or affecting creditors’ rights generally and equitable principles of general applicability (regardless of whether considered in a proceeding in equity or at law).

My opinions set forth herein are limited to the laws of the States of South Dakota and New York and the federal laws of the United States of America (the “Covered Laws”), and I express no opinion as to the effect of any other laws. The Notes are governed by the laws of the State of New York. To the extent the opinions set forth herein relate to the laws of the State of New York, I have relied, with their permission, as to all matters of New York law on the opinion of Faegre Drinker Biddle & Reath LLP dated the date hereof, which is filed herewith as Exhibit 5.2 to a Current Report on Form 8-K of the Company filed with the Commission and thereby incorporated by reference into the Registration Statement (the “Current Report”).

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report and thereby incorporated by reference into the Registration Statement and to the reference to me under the heading “Legal Matters” in the Prospectus Supplement. In giving such consent, I do not imply or admit that I am an “expert” within the meaning of the Act or other rules and regulations of the

Black Hills Corporation

October 2, 2025

Commission issued thereunder with respect to any part of the Registration Statement, including this exhibit.

[Signature Page Follows]

Black Hills Corporation

October 2, 2025

Very truly yours,

/s/ Todd Brink
Todd Brink, Interim General Counsel and Chief Legal Officer

[Signature Page to Exhibit 5.1 Opinion of In-House Counsel]

Annex I

In rendering the accompanying opinion letter, I wish to advise you of the following additional qualifications to which such opinion letter is subject:

(a)            I have relied, as to certain relevant facts, upon representations made by the Company in the Transaction Documents, the assumptions set forth herein, certificates of public officials and certificates of, and information provided by, officers and employees of the Company reasonably believed by me to be appropriate sources of information, as to the accuracy of such factual matters, in each case without independent verification thereof or other investigation.

(b)            In rendering opinions as to the Covered Laws, I have only considered the applicability of statutes, rules, regulations and judicial decisions that a lawyer practicing in such jurisdiction (the “Opining Jurisdictions”) exercising customary professional diligence would reasonably recognize as being directly applicable to the Company or the transactions contemplated by the Transaction Documents.

(c)            I express no opinion as to whether, or to the extent of which, the laws of any particular jurisdiction apply to the subject matter hereof, including without limitation the enforceability of the governing law provision contained in the Transaction Documents, except to the extent such provision would be enforceable based on Section 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

(d)            I have relied, without investigation, upon the following assumptions: (i) natural persons who are involved on behalf of the Company have sufficient legal capacity to enter into and perform, on behalf of the Company, the transaction in question and to carry out their role in the transaction; (ii) each Transaction Document and the Notes have been duly authorized, executed and delivered by each party thereto (other than the Company); (iii) each party having rights under any Transaction Documents or the Notes (other than the Company) has satisfied those legal requirements that are applicable to it to the extent necessary to make the Transaction Documents enforceable against it and has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Transaction Documents and the Notes against it and the other parties; (iv) each document submitted to me for review is accurate and complete, each such document that is an original is authentic, each such document that is a copy conforms to an authentic original, and all signatures on each such document, including electronic signatures, are genuine; (v) there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence; (vi) all statutes, judicial and administrative decisions, and rules and regulations of governmental agencies, constituting the Covered Laws, are publicly available to lawyers practicing in the Opining Jurisdictions; (vii) all relevant statutes, rules, regulations or agency actions are constitutional and valid unless a reported decision in the Opining Jurisdictions has specifically addressed but not resolved, or has established, its unconstitutionality or invalidity; (viii) the Company will not in the future take any discretionary action (including a decision not to act) permitted under the Transaction Documents or the Notes that would result in a violation of law or constitute a breach or default under any other agreement, order or regulation; (ix) the Company will obtain all permits and governmental approvals required in the future, and

Annex I-1

take all future actions similarly required, relevant to the performance of the Transaction Documents and the Notes; and (x) all parties to the transaction will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Transaction Documents and the Notes.

(e)            I express no opinion as to the enforceability or effect in any Transaction Document of (i) any usury or fraudulent transfer, voidable transactions or fraudulent conveyance “savings” provision; (ii) any agreement to submit to the jurisdiction of any particular court or other governmental authority (either as to personal jurisdiction or subject matter jurisdiction), any waivers of the right to jury trial, any waivers of service of process requirements that would otherwise be applicable, any agreement that a judgment rendered by a court in one jurisdiction may be enforced in another jurisdiction, or any provision otherwise affecting the jurisdiction or venue of courts; and (iii) any provision waiving legal, statutory or equitable defenses or other procedural, judicial or administrative rights.

(f)            The opinions herein expressed are limited to the specific issues addressed and to facts and laws existing on the date hereof. In rendering these opinions, I do not undertake to advise you with respect to any other matter or of any change in such facts and laws or in the interpretation thereof which may occur after the date hereof.

(g)            Without limiting any other qualifications set forth herein, the opinions expressed in the accompanying opinion letter are subject to the effect of generally applicable laws that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver; (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected; (iii) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct; (iv) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; (v) govern and afford judicial discretion regarding determination of damages and entitlement to attorneys’ fees and other costs; (vi) may permit a party who has materially failed to render or offer performance required by a contract to cure that failure unless either permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or it is important under the circumstances to the aggrieved party that performance occur by the date stated in the contract; (vii) may limit the enforceability of provisions imposing premiums or liquidated damages to the extent such provisions constitute, or are deemed to constitute, a penalty or forfeiture and provisions imposing increased interest rates upon default, or providing for the compounding of interest or the payment of interest on interest; (viii) may limit the amount payable under the Notes upon an acceleration to the extent that a portion of the amount so payable is considered by a court to be unearned interest; (ix) may require mitigation of damages; and (x) provide a time limitation after which rights may not be enforced (i.e., statutes of limitation).

Annex I-2

(h)            The opinions expressed herein do not address any of the following legal issues: (i) federal securities laws and regulations, (ii) state securities laws and regulations, and laws and regulations relating to commodity (and other) futures and indices and other similar instruments; (iii) margin regulations of the Board of Governors of the Federal Reserve System; (iv) federal and state tax laws and regulations; (v) the statutes and ordinances, administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level) and judicial decisions to the extent that they deal with the foregoing; (vi) voidable transaction, fraudulent transfer and fraudulent conveyance laws; and (vii) laws, regulations, directives and executive orders restricting transactions with or freezing or otherwise controlling assets of designated foreign persons or governing investments by foreign persons in the United States.

Annex I-3